SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For February 14, 2003


                      BONSO ELECTRONICS INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                        Tsimshatsui, Kowloon, Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F  X             Form 40-F
                            -----                    -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes                      No  X
                      -----                   -----

                      BONSO ELECTRONICS INTERNATIONAL INC.

               Information for the Quarter Ended December 31, 2002

                                TABLE OF CONTENTS
       REPORT FOR THE QUARTERLY PERIOD ENDED December 31, 2002 ON FORM 6-K


                                                                            Page
                                                                            ----

Third Quarter FY2003 Shareholders Letter                                      4

Consolidated Financial Statements                                             6

Unaudited Consolidated Balance Sheets as of
     December 31, 2002 and March 31, 2002                                     6

Unaudited Consolidated Statements of Income and
     Comprehensive Income for the Three Month and Nine Month Periods
     Ended December 31, 2002 and December 31, 2001                            8

Management Discussion and Analysis of Financial Conditions
and Results of Operations                                                     9

                               [BONSO LETTERHEAD]

14 February 2003

Dear Shareholders,

     The third quarter results were mixed with profits up 15% while sales decreased 6% as compared to the same period last year. Our sensor based scale product sales remained strong but were offset by both reduced telecommunications product sales and reduced sales of Korona branded products in Europe. The third quarter shows a rebound in the telecommunications business over depressed sales in the first half of this year. We remain cautiously optimistic that this improved sales trend in our telecommunications business will continue through the remainder of this fiscal year.

     The increased profit of 15% was primarily due to improved product gross profit margins which showed a 13.74% improvement. We attribute this improvement to a formal program dedicated to improving manufacturing efficiencies and overall business processes.

     Net income for the three months ended 31 December 2002 was $489,000 or $0.09 per share on revenues of $13,853,000 compared to $425,000 or $0.08 per share on revenues of $14,790,000 for the third quarter of fiscal 2002. Net income of $1,037,000 or $0.19 per share for the nine months ended was down from the prior year's total of $1,502,000 or $0.27 per share, while revenues fell 16% to $34,581,000.

     Amid a global downturn, Bonso continues to show improvement in net earnings, and the sales trend from the second quarter to the third quarter is up over 30%. This is primarily due to the recovery in our telecommunications business.

     Historically, outsourcing has bucked the trend of economic expansion. That is, companies have been more inclined to outsource when they see sales dropping and the efficiencies in their company owned factories drop. As reported by Business Week on 7 September 2002, the downturn in the economy of the U.S. could benefit Asian exporters because the cost squeeze at home for U.S. manufacturers is hastening the outsourcing of their production to Asia.

     As stated in a Wall Street Journal article on 29 January 2003, most Asian economies are booming. J. P. Morgan projects that China's economic growth this year will be 7.5% and China is benefiting from the migration of manufacturing to China.

     Looking forward, our business plan is to continue to address the needs of our customers in our selected niche markets of sensor based and wireless products. We have invested heavily in manpower, plant and equipment and have overcome the significant barriers to entry into these markets. We continue to obtain new business from existing customers and are attracting new prospects due to strong customer referrals.

     Our stock price continues to be depressed as our shares trade at a significant discount to tangible book value and low price/earnings and price/sales ratios. Currently the shares are trading at 0.39 times the net book value of $5.57 per share. Based upon this tangible book value per share ratio, we believe that the current stock price is not reflective of Bonso's strength and value. We believe we continue to benefit customers while investing in our operating and distribution capabilities for the future.

     We thank you for your patience and support as we continue to strive for consistency in our earning and revenue growth in the future.


Best regards,
Bonso Electronics International, Inc.



/s/  Anthony so
----------------------------------
     Anthony so
     Chairman, President and Chief Executive Officer

U..S. Contact: George O'Leary (949) 760-9611, (949) 760-9607 FAX
Hong Kong contact: Cathy Pang (852)2605 5822, (852) 2691 1724 FAX

     The statements contained in this letter which are not historical facts are forward-looking statements that involve certain risk and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financial requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.


                       Bonso Electronics International Inc. and
                                     Subsidiaries

                              Consolidated Balance Sheet

                         (Expressed in United States Dollars)



                                                              December 31     March 31
                                                              -----------     --------
                                                                 2002           2002
                                                                 ----           ----
                                                              (Unaudited)     (Audited)
                                                                  $              $
Assets

Current assets
 Cash and cash equivalents                                     4,903,380      1,878,156
 Restricted cash deposits                                      2,509,348      3,972,542
 Trade receivables, net                                        6,851,530      6,838,576
 Inventories                                                  12,015,217      8,861,952
 Notes receivable                                                686,258        686,258
 Deferred income tax assets - current                             13,013         27,219
 Other receivables, deposits and prepayments                   1,709,938        822,646
                                                             -----------    -----------

 Total current assets                                         28,688,684     23,087,349
                                                             -----------    -----------


Deposits                                                            --           16,038

Deferred income tax assets - non current                          96,217         84,422
Goodwill                                                         204,217        204,217
Brand name, net                                                3,552,706      2,797,392
                                                             -----------    -----------
Property, plant and equipment                                 17,156,014     18,261,659
                                                             -----------    -----------
                                                                    --             --
                                                             -----------    -----------

 Total assets                                                 49,697,838     44,451,077
                                                             -----------    -----------


Liabilities and shareholders' equity

Current liabilities
 Notes payable                                                 3,647,178      2,857,533
 Accounts payable                                              6,157,788      4,122,443
 Accrued charges and deposits                                  1,682,449      2,022,472
 Income taxes payable                                             95,409         83,614
 Shortterm loans                                               5,054,912      3,754,477


 Current portion of long-term debt and capital lease
  obligations                                                    256,792        647,501
                                                             -----------    -----------

 Total current liabilities                                    16,894,528     13,488,040
                                                             -----------    -----------

                                          6


Longterm debt and capital lease obligations, net of
current maturities Commitments and contingencies                 474,178        317,009


Redeemable Common Stock
Redeemable Common Stock par value $0.003 per share
  - issued and outstanding shares: December 31, 2002 -
    180,726; March 31, 2002 - 180,726                          1,445,808      1,445,808


Minority Interests                                                77,886           --


Shareholders' equity
Preferred stock par value $0.01 per share
  - authorized shares - 10,000,000
  - issued and outstanding shares : December 31, 2002 - 0;
    March 31, 2002 - 0
Common stock par value $0.003 per share                             --             --
  - authorized shares - 23,333,334                                  --             --
  - issued and outstanding shares : December 31, 2002 -
    5,529,133; March 31, 2002 - 5,404,133                         16,583         16,208
 Additional paid-in capital                                   21,458,377     21,152,502
 Deferred consultancy fee                                        (95,355)      (381,420)
 Retained earnings                                             9,214,051      8,176,958
 Accumulated other comprehensive income                          235,972        235,972
 Common stock held in treasury, at cost                          (24,190)          --
                                                             -----------    -----------

                                                              30,805,438     29,200,220
                                                             -----------    -----------

Total liabilities and shareholders' equity                    49,697,838     44,451,077
                                                             ===========    ===========



                                           7

                               BONSO ELECTRONICS INTERNATIONAL INC.

                                   CONSOLIDATED INCOME STATEMENT

                                  (In Thousands of U.S. Dollars)
                                             Unaudited


                                          Three months ended Dec. 31   Nine months ended Dec. 31
                                          --------------------------   -------------------------
                                              2002          2001          2002          2001
                                           ----------    ----------    ----------    ----------

Net sales                                      13,853        14,790        34,581        41,219
Cost of sales                                 (10,315)      (11,678)      (25,361)      (32,229)
                                           ----------    ----------    ----------    ----------

Gross margin                                    3,538         3,112         9,220         8,990

Selling expenses                                  564         1,062         1,566         2,380
Salaries and related costs                      1,154           737         3,340         2,418
Research and development expenses                 105            24           257           158
Administration and general expenses               922           576         2,399         1,792
Amortization of Brand Name                         17          --             131          --
                                           ----------    ----------    ----------    ----------

Income from operations                            776           713         1,527         2,242
Interest Income                                    15            35            45           183
Other income                                       73            43           349           177
Interest Expenses                                (172)         (187)         (487)         (682)
Foreign exchange gains/(losses)                   (16)          (13)         --             (36)
Consultancy fee                                   (95)          (65)         (286)         (255)
                                           ----------    ----------    ----------    ----------

Income before taxation                            581           526         1,148         1,629
Income tax benefit/(expense)                      (62)         (101)          (73)         (127)
                                           ----------    ----------    ----------    ----------

Income after taxation                             519           425         1,075         1,502
Minority interests                                (30)         --             (38)         --
                                           ----------    ----------    ----------    ----------
Net income                                        489           425         1,037         1,502
                                           ----------    ----------    ----------    ----------
Earnings per share
 Basic                                           0.09          0.08          0.19          0.27

 Diluted                                         0.09          0.08          0.19          0.27


Weighted average shares Outstanding         5,529,133     5,539,815     5,529,133     5,539,815
Incremental shares from assumed
  Exercise of warrants and Stock options         --            --            --            --
Adjusted weighted average shares            5,529,133     5,539,815     5,529,133     5,539,815


                                                8

    Management Discussion and Analysis of Financial Conditions and Results of Operations
    -------------------------------------------------------------------------

     This section and other parts of this Form 6-K contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the section entitled "Risk Factors" contained in the Company's Form 20-F that was filed with the Securities and Exchange Commission for the Fiscal Year Ended March 31, 2002. The following discussion should be read in conjunction with the Form 20-F for the fiscal year ended March 31, 2002, and the condensed consolidated financial statements included elsewhere in this Form 6-K.

Results of Operations

Nine Month Period ended December 31, 2002 compared to the Nine Month period ended December 31, 2001

     Net Sales. Our sales decreased 16% from approximately $41,219,000 for the period ended December 31, 2001, to approximately $34,581,000 for the period ended December 31, 2002, primarily as a result of the reduction in contribution from our telecommunications products. Our scales business has dropped slightly from approximately $24,000,000 in Fiscal 2002 to approximately $23,000,000 in Fiscal 2003, while orders for telecommunications products were down 33% from approximately $17,219,000 in Fiscal 2002 to approximately $11,581,000 in Fiscal 2003.

     Gross Margin. Gross margin rose 5% to 27% for the period ended December 31, 2002, as compared with 22% for the same period in the prior year. The gain is attributed to a decrease in materials and labor costs as a result of the Company's emphasis upon improving manufacturing efficiencies.

     Selling Expenses. Selling expenses decreased by 34% from approximately $2,380,000 for the period ended December 31, 2001 to approximately $1,566,000 for the period ended December 31, 2002. This decrease was attributable primarily to the downturn in sales of telecommunications products and an 18% drop in sales of scales by Korona.

     Salaries And Related Costs. Salaries and related costs increased by 38% from approximately $2,418,000 for the period ended December 31, 2001 to approximately $3,340,000 for the period ended December 31, 2002. This increase was primarily due to a 40% increase in Korona's salaries from $702,000 to $981,000 and the inclusion of five months of salaries of $347,000 for Gram Precision, which was acquired by Bonso on August 1, 2002.

     Research And Development. Research and development expenses increased 63% from approximately $158,000 for the period ended December 31, 2001 to approximately $257,000 for the period ended December 31, 2002 due to increased research and development activities for telecommunications products and new scale models not yet introduced into market.

     Administration And General Expenses. Administration and general expenses increased by 34% from approximately $1,792,000 for the period ended December 31, 2001 to approximately $2,399,000 for the period ended December 31, 2002. This increase was primarily due to the establishment of a new U.S. office for exploring markets in the U.S., and an increase in professional services rendered relating to the acquisition of Gram Precision and the preparation and review of documents filed with the Securities and Exchange Commission.

     Amortization Of Brand Names. We amortized approximately $131,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the period ended December 31, 2002. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations decreased by 32% from approximately $2,242,000 for the period ended December 31, 2001 to $1,532,000 for the period ended December 31, 2002.

     Interest Income. Interest income amounted to approximately $45,000 for the period ended December 31, 2002, compared to $183,000 in the period ended December 31, 2001. This decrease was mainly due to a general lowering of interest rates for deposits despite a slight increase in cash balances with our banks.

     Other Income. Other income increased 97% from approximately $177,000 for the period ended December 31, 2001, to approximately $349,000 for the period ended December 31, 2002. The increase was primarily due to an increase in sales of scrap.

     Interest Expenses. Interest expenses decreased 29% from approximately $682,000 for the period ended December 31, 2001 to approximately $487,000 for the period ended December 31, 2002. This decrease primarily resulted from the decline in sales, because the Company used less of its banking facilities to support sales during the first quarter of this year and general lowering of interest rates.

     Foreign Exchange Losses/Gains. Foreign exchange significantly improved from a loss from approximately $36,000 for the period ended December 31, 2001 to a loss of only $91 for the period ended December 31, 2002. The improvement was primarily attributable to the increased strength of the Euro against the U.S. Dollar which benefits Korona's sales in Europe.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service is from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and is being amortized over the three year period of the contract. This resulted in a non-cash consultancy fee of approximately $286,000 for the period ended December 31, 2002, relating to warrants issued to the consultant.

     Net Income. As a result of the above changes, net income decreased from approximately $1,502,000 for the period ended December 31, 2001 to $1,037,000 for the period ended December 31, 2002, a decrease of approximately $465,000, or 31%.

Three Month Period ended December 31, 2002 compared to the Three Month period ended December 31, 2001

     Net Sales. For the three months ended December 31, 2002, net sales of approximately $13,853,000 represented a decrease of approximately $937,000, or 6%, from the same period in the prior year. The decline was primarily due to the lower sales contribution from Korona for a general downturn of demand for consumer products in Europe, especially in Germany and the reduction in contribution from our telecommunications products.

     Gross Margin. Gross margin rose to 25.5% for the three months ended December 31, 2002, as compared with 21% for the same period in the prior year. The gain is attributed to a decrease in materials as a result of the Company's emphasis upon improving manufacturing efficiencies.

     Selling Expenses. Selling expenses decreased by 47% from approximately $1,062,000 for the three months ended December 31, 2001 to approximately $564,000 in the three months ended December 31, 2002. This decrease was attributable primarily to the downturn in sales from Korona and telecommunications products.

     Salaries And Related Costs. Salaries and related costs increased by 57% from approximately $737,000 for the three months ended December 31, 2001 to approximately $1,154,000 for the three months ended December 31, 2002. This increase was primarily due to a 6% increase in Korona's salaries from $302,000 to $319,000 and the inclusion of salaries of $199,000 for Gram Precision, which was acquired by Bonso on August 1, 2002.

     Research And Development. Research and development expenses increased 337% from approximately $24,000 for the three months ended December 31, 2001 to approximately $104,000 for the three months ended December 31, 2002 due to increased research and development activities for telecommunications products and new scale models not yet introduced into market.

     Administration And General Expenses. Administration and general expenses increased by 60% from approximately $576,000 for the three months ended December 31, 2001 to approximately $922,000 for the three months ended December 31, 2002. This increase was primarily due to the establishment of a new U.S. office for exploring markets in the U.S., and an increase in professional services rendered relating to the acquisition of Gram Precision and the preparation and review of documents filed with the Securities and Exchange Commission.

     Amortization Of Brand Names. Brand names are amortized using the straight-line method over the related estimated useful life of 15 years. We amortized approximately $17,000 relating to the brand names acquired upon the acquisitions of Korona and Gram Precision during the period ended December 31, 2002.

     Income From Operations. As a result of the above changes, income from operations increased by 9% from approximately $713,000 for the three months ended December 31, 2001 to $776,000 for the three months ended December 31, 2002.

     Interest Income. Interest income amounted to approximately $15,000 for the three months ended December 31, 2002, compared to $36,000 in the three months ended December 31, 2001. This decrease was mainly due to general lowering of interest rates for deposits despite a slight increase in cash balances with our banks.

     Other Income. Other income increased 70% from approximately $43,000 for the three months ended December 31, 2001, to approximately $73,000 for the three months ended December 31, 2002. The increase was primarily due to an increase in sales of scrap.

     Interest Expenses. Interest expenses decreased 8% from approximately $187,000 for the three months ended December 31, 2001 to approximately $172,000 for the three months ended December 31, 2002. This decrease primarily resulted from the general lowering of interest rates.

     Foreign Exchange Losses/Gains. Foreign exchange losses deepened from approximately $13,000 for the three months ended December 31, 2001 to approximately $16,000 for the three months ended December 31, 2002. The increase was primarily attributable to the increased strength of the Renminbi against the HK Dollar and the increased strength of the Euro against the U.S. Dollar which benefits Korona's sales in Europe.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service is from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and is being amortized over the three year period of the contract. This resulted in a non-cash consultancy fee of approximately $95,000 for the three months ended December 31, 2002, relating to warrants issued to the consultant.

     Net Income. As a result of the above changes, net income increased from approximately $425,000 for the three month ended December 31, 2001 to $489,000 for the three months ended December 31, 2002, an increase of approximately $64,000, or 15%.

Liquidity and Capital Resources

     We have traditionally relied on borrowings to meet our working capital requirements. These borrowings have been supplemented by internally generated funds and trade credits from suppliers. Management believes the Company has sufficient working capital available for its projected operations.

     Effective August 1, 2002, we acquired a majority interest in Gram Precision, a privately owned Ontario Corporation and a distributor of digital scales for laboratory, industrial, jewelry and other markets requiring precise measurement and high resolution.

     We paid $1,000,000 in cash over a 5-year period and 125,000 shares of Bonso's common stock for 51% of the equity interest of Gram Precision, subject to certain provisions for adjustment of the purchase price. Headquartered in Mississauga, Ontario (a Toronto suburb), Gram Precision's products are distributed primarily in the U.S. and Canada, with U.S. distribution taking place from the company's distribution center in Reno, Nevada.

Stock Repurchase Program

     In August 2001, the Company's Board of Directors authorized a program for the Company to repurchase up to $500,000 of its common stock. This repurchase program does not obligate the Company to acquire any specific number of shares or acquire shares over any specified period of time. During the first nine months of fiscal 2003, 12,700 shares were repurchased. Between the inception of the repurchase program and December 31, 2002, the Company repurchased or committed to repurchase a total of 14,700 shares of its common stock at a cost of $29,624. The Company may from time to time repurchase shares of its Common Stock under this program.

Legal Proceedings

     In May of 2001, Bonso acquired KORONA Haushaltswaren GmbH & Co. KG ("Korona") from Augusta Technologie AG ("Augusta"). Part of the purchase price paid to Augusta was the issue of 180,726 shares of Bonso's restricted common stock. The Stock Purchase Agreement gave Augusta the right to have Bonso redeem the common stock if the registration of the stock had not been declared effective by the Securities and Exchange Commission on or before January 31, 2002. Bonso filed a registration statement to register the common stock held by Augusta, which was declared effective by the Securities and Exchange Commission on March 7, 2002. In March 2002, Augusta exercised the repurchase obligation requesting to return the 180,726 shares of common stock to us in exchange for a promissory note of $1,445,808, repayable in nine monthly payments which would have commenced April 1, 2002 and bearing interest at a rate of 8% per annum which would have resulted in an interest cost of approximately $50,000 for the whole period of the promissory note. Management believes that Bonso was not required to accept Augusta's tender of their shares, because Augusta hindered the registration process by refusing to allow Korona's auditors to update and certify Korona's financial statements. Although management believes that it has meritorious defenses to the claims asserted by Augusta and intends to defend these claims vigorously, arbitration is uncertain and Bonso may not prevail in the arbitration proceeding.

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Exhibit Number      Description
--------------      -----------

Exhibit 99.1        Press Release entitled "Bonso Reports Third Quarter Results"

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BONSO ELECTRONICS INTERNATIONAL INC.
                                            (Registrant)



Date: February 14, 2003                     By:  /s/  Henry F. Schlueter
      -----------------                        --------------------------------
                                                      Henry F. Schlueter
                                                      Assistant Secretary






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